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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*




                     Imperial Petroleum Recovery Corporation
                     ---------------------------------------
                                (Name of Issuer)


                          Common Stock, $.001 par value
                          -----------------------------
                          (Title of Class of Securities)


                                   453079-10-5
                          -----------------------------
                                 (CUSIP Number)




       * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

       The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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


CUSIP No.  453079-10-5

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(1)   Names of Reporting Persons

              Henry H. Kartchner

      S.S. or I.R.S. Identification Nos. of Above Persons

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(2)   Check the Appropriate Box if a Member of a Group              (a)   /  /
                                                                    (b)   /  /
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(3)   SEC Use Only

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(4)   Citizenship or Place of Organization

              U.S.A.
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                                   (5)    Sole Voting Power
                                          1,045,854
                                   ---------------------------------------------
     Number of Shares              (6)    Shared Voting Power
    Beneficially Owned                    0
          By Each                  ---------------------------------------------
     Reporting Person              (7)    Sole Dispositive Power
           With                           1,045,854
                                   ---------------------------------------------
                                   (8)    Shared Dispositive Power
                                          0
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(9)   Aggregate Amount Beneficially Owned by Each Reporting Person

              1,045,854
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(10)  Check if the Aggregate Amount in Row (9) Excludes Certain Shares     /  /

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(11)  Percent of Class Represented by Amount in Row (9)

              11%
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(12)  Type of Reporting Person
              IN
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Item 1(a).  Name of Issuer

            Imperial Petroleum Recovery Corporation

Item 1(b).  Address of Issuer's Principal Executive Offices

            15311 Vantage Parkway West, Suite 160
            Houston, Texas  77032

Item 2(a).  Name of Person Filing

            Henry H. Kartchner

Item 2(b).  Address of Principal Business Office or, if None, Residence

            15311 Vantage Parkway West, Suite 160
            Houston, Texas  77032

Item 2(c).  Citizenship

            U.S.A.

Item 2(d).  Title of Class of Securities

            Common Stock, $.001 par value

Item 2(e).  CUSIP Number

            453079-10-5

Item 3. If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b), check whether the filing person is a

       (a) [  ] Broker or Dealer registered under section 15 of the Act

       (b) [  ] Bank as defined in section 3(a)(6) of the Act

       (c) [  ] Insurance Company as defined in section 3(a)(19) of the Act

       (d) [ ] Investment Company registered under section 8 of the Investment Company Act

       (e) [ ] Investment Adviser registered under section 203 of the Investment Advisers Act of 1940

       (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see ss. 240.13d-1(b)(1)(ii)(F)

       (g) [  ] Parent Holding Company, in accordance with ss. 240.13d-1(b)(1)
           (ii)(G)

       (h) [  ] Group, in accordance with ss. 240.13d-1(b)(1)(ii)(H)


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Item 4.  Ownership

         As of December 31, 1996:

         (a)  Amount Beneficially Owned:  1,045,854

         (b)  Percent of Class: 11%

         (c)  Number of shares as to which such person has:

              (i)  sole power to vote or to direct the vote:  1,045,854

              (ii)  shared power to vote or to direct the vote:  0

              (iii) sole power to dispose or to direct the disposition of:
                    1,045,854

              (iv)  shared power to dispose or to direct the disposition of:  0

Item 5.  Ownership of Five Percent or Less of a Class

              If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. [ ]

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

              Not applicable.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company

              Not applicable.

Item 8.  Identification and Classification of Members of a Group

              Not applicable.

Item 9.  Notice of Dissolution of a Group

              Not applicable.

Item 10.  Certification

              Not applicable.


                                    SIGNATURE

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:           10/16/97
            ----------------------------------

Signature:       /s/  Henry H. Kartchner
            ----------------------------------

Name:           Henry H. Kartchner
            ----------------------------------


      Attention: Intentional misstatements or omissions of fact constitute
                Federal criminal violations (see 18 U.S.C. 1001).


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